martin currie INSIGHT

30 April 2003

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share*	US$16.67
Market price*	US$15.95
Premium/discount*	-4.32%
Fund size*	US$167.89

* Source: State Street Corporation/Martin Currie Inc

At 30 April 2003

	China Fund NAV	MSCI Golden Dragon
One month return*	-1.4%	-1.1%
One year return*	0.8%	-27.5%

MANAGER'S COMMENTARY

The spread of the SARS virus has hit China's travel and entertainment industries hard. Planes, hotels and restaurants are now half-empty as conferences are cancelled and visits by foreign buyers and investors have been postponed. Now the damage is spreading to other parts of the economy. Inflows of foreign direct investment and exports are likely to slow. Growth in GDP is likely to decelerate from the 9.9% achieved in Q1; economists and analysts are revising down their forecasts for Q2. Stock markets in Hong Kong, Taipei and Shanghai have been affected by panic-selling. The selling was concentrated initially in stocks affected directly, such as airlines and hotels, but soon became indiscriminate.

The number of SARS infections and deaths is headline news locally. This number has been rising, due as much to increased honesty by chastened authorities as any spread of infection. There have been 170 deaths in China. But over 3,000 people are killed by lightning each year. Now that the Chinese authorities recognise the threat of SARS and have introduced draconian counter-measures, the disease could be contained within months. Such has been the speed of the decline in stock prices that the negative effect of SARS looks to have been priced into the stock market already. Given that prices were cheap before SARS, depressed by the Asian financial crisis, collapse of the tech bubble and war with Iraq, we believe that this presents a clear and unusual opportunity to make extraordinary returns.

The SARS scare will probably delay the date of RMB appreciation, postponed by the US's need for China's help with terrorists and North Korea. This makes us more willing to consider investing in exporters, rather than concentrate largely on domestic demand stocks. We expect a surge of pent-up activity once the virus is under control. But in the long term the scare is likely to make foreign buyers less willing to concentrate all their purchasing in China. Politically, it is to be hoped that the SARS debacle, which has already accounted for the resignations of the Minister for Health and the Mayor of Beijing, will encourage greater openness in government and enhance skills. As they say, what doesn't kill you makes you stronger ...

INVESTMENT STRATEGY

LISTED INVESTMENTS
Your Fund is 98.7% invested with holdings in 58 companies. Of the Fund 6.3% is in unlisted securities.

During April we sold our holding in **Beijing Capital Airport**, which has been hit badly by the SARS epidemic. We took profits on **Microlife**, the thermometer maker, which has, with only limited justification, been viewed as a beneficiary of SARS. We have sold **PetroChina** in anticipation of weaker oil prices. We have also taken profits in **Zhejiang Expressway** and moved funds into the better valued **Shenzhen Expressway** and **Anhui Expressway**. We trimmed our holding in **Sohu** following excellent results for Q1.

The SARS panic has affected the share prices of small cap, growth companies particularly hard. We are taking advantage of this to buy shares at what we believe to be bargain prices, with price/earnings ratios as low as 3X and yields as high as 10%. We bought **Chaoda Modern Agriculture**, **Proview**, **Golden Meditech**, **Wanyou Fire Safety** and, in Taiwan, the leading ERP provider, **Data Systems**.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENTS
The world's attention has been captured by concern about the real situation of SARS in China and the changing attitude of the country's political leadership towards containment of the disease. The government in China is now imposing extreme measures designed to control the disease. Although SARS is causing disruption and economic damage to service industries such as tourism in the short term, we believe the longer-term economic impact may be limited. Fears that China's position in the global supply chain has been damaged appear to be misplaced to date. We regularly check with our investee companies to see if there is any impact by SARS on their businesses. So far, they have reported that the impact has been limited.

The Fund's new direct investment, **Tomoike**, has continued to show strong growth. **Tomoike's** backlight plant has reached capacity in less than 12 months of operation, and **Tomoike** is now planning to build an extension to meet strong customer orders.

During March and April, we took advantage of increased liquidity to sell a substantial part (75%) of the Fund's investment in **Kowloon Development**. Including dividends received, we managed to realize a small return on the investment.

We continue to search for attractive new direct investments. Potential investments under review include a bottled LPG distributor, a high-end consumer goods distributor, a software and system integration company, and a plastic bottle recycling plant. These businesses are benefiting from fast urbanization and increasing domestic consumption in China.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS*

Market cap	$171.75m
Shares outstanding	10,073,173 shares
Exchange listed	NYSE
Listing date	July 10, 1992
Investment manager	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Information technology	27.9	20.1
Industrials	16.5	14.2
Materials	12.8	6.6
Consumer discretionary	11.6	6.1
Consumer staples	7.9	0.5
Financials	6.7	29.2
Utilities	6.7	11.5
Health care	3.7	0.1
Energy	3.0	4.2
Telecommunications	1.9	7.5
Cash	1.3	—
Total	**100.0**	**100.0**

ASSET ALLOCATION*


Hong Kong 43.9%
Taiwan 29.9%
New York 14.0%
Direct 6.7%
B shares 2.9%
Singapore 1.3%
Cash 1.3%

PERFORMANCE* (IN US$ TERMS)

	NAV %	Market price %
One month	-1.4	-4.7
Calendar year to date	5.6	16.0
3 years **	10.4	22.0

DIRECT INVESTMENTS* (6.7%)

A-S China Plumbing Products	*Industrials*	1.9%
Captive Finance	*Financials*	1.8%
Tomoike Industrial (H K) Ltd	*Industrials*	1.4%
Moulin International (2004 CB)	*Consumer discretionary*	1.2%
Kowloon Development (34 HK)	*Real estate*	0.4%

15 LARGEST LISTED INVESTMENTS* (48.4%)

Sohu Com Inc	*Information technology*	9.9
Fountain Set Holdings	*Materials*	5.2
Chinadotcom Corporation	*Information technology*	4.1
TCL International	*Information technology*	3.6
Yanzhou Coal Mining	*Energy*	3.0
BYD Co	*Industrials*	3.0
Sinotrans Limited	*Industrials*	2.7
Shenzhen Expressway	*Utilities*	2.6
Anhui Expressway	*Utilities*	2.3
China Metal Products	*Materials*	2.2
Anhui Conch Cement	*Materials*	2.1
Ho Tung Chemical	*Materials*	2.1
Chunghwa Telecom	*Telecommunications*	1.9
Synnex Tech Intl	*Consumer discretionary*	1.9
Shanghai Friendship Group	*Consumer staples*	1.8

FUND PERFORMANCE

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**-1.4**	**-3.8**	**5.6**	**0.8**	**10.4**	**6.2**	**3.6**
MSCI Golden Dragon	-1.1	-10.0	-5.0	-27.5	-20.5	-6.2	—
Hang Seng Chinese Enterprise Index	0.8	2.0	10.8	7.3	11.9	-4.2	—

*Source: State Street Corporation/Martin Currie Inc. #The fund was launched on July 10, 1992. ** Annualised return

PERFORMANCE IN PERSPECTIVE



The China Fund Inc. vs MSCI Golden Dragon
NAV
% Relative Return
NAV ($US)
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
25.0
20.0
15.0
10.0
5.0
0.0
Jul-92
Jun-93
May-94
Apr-95
Mar-96
Mar-97
Mar-98
Feb-99
Jan-00
Jan-01
Jan-02
Jan-03

THE CHINA FUND INC. PREMIUM/DISCOUNT



% Premium/Discount
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
Oct 92
Oct 93
Oct 94
Oct 95
Oct 96
Oct 97
Oct 98
Oct 99
Oct 00
Oct 01
Oct 02

DIVIDEND HISTORY CHART*



1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Income	0.0434	0.0853	0.0093	0.0910	0.0834	0.5003	0.0780	0.0111	0.0000	0.1320	0.064
Long term capital gain	0.0000	0.0378	0.2412	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0007
Short term capital gain	0.0116	0.7872	0.3594	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.1497

All charts as of March 31, 2003. *Source: State Street Corporation

THE PORTFOLIO — IN FULL AT 30 APRIL 2003

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong 43.9%					
Fountain Set (Holdings) Ltd	420 HK	HK$5.30	12,750,000	8,664,517	5.2%
TCL International Holdings Ltd	1070 HK	HK$1.46	32,318,000	6,050,003	3.6%
Yanzhou Coal Mining Co.	1171 HK	HK$2.85	13,786,000	5,037,806	3.0%
BYD Co	1211 HK	HK$15.5	2,525,000	5,002,051	3.0%
Sinotrans Limited-H	598 HK	HK$1.93	18,265,000	4,519,967	2.7%
Shenzhen Expressway Co., Ltd	548 HK	HK$1.60	21,494,000	4,409,563	2.6%
Anhui Expressway Co., Ltd	995 HK	HK$1.76	16,778,000	3,786,266	2.3%
Anhui Conch Cement	914 HK	HK$3.60	7,726,000	3,566,280	2.1%
Wah Sang Gas	8035 HK	HK$0.85	27,778,000	3,027,459	1.8%
Xiano Gas Holdings Ltd	2688 HK	HK$1.96	11,376,000	2,858,933	1.7%
Chaoda Modern Agriculture (Holdings) Ltd	682 HK	HK$0.69	31,042,000	2,746,357	1.6%
Tack Fat Group International Ltd	928 HK	HK$0.57	37,296,000	2,725,809	1.6%
TPV Technology, Ltd	903 HK	HK$1.96	9,968,000	2,505,085	1.5%
Proview Intl Holdings Ltd	334 HK	HK$0.91	16,644,000	1,942,037	1.1%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$1.82	8,000,000	1,863,769	1.1%
Wanyou Fire Safety	8201 HK	HK$0.27	53,565,000	1,854,399	1.1%
LifeTec Group, Ltd	1180 HK	HK$0.12	112,328,000	1,771,542	1.0%
Golden Meditech Co Ltd	8180 HK	HK$1.22	10,538,000	1,648,452	1.0%
Beijing Capital International Airport Co., Ltd	694 HK	HK$1.69	7,520,000	1,619,890	1.0%
Sino Golf Holdings Ltd	361 HK	HK$0.95	10,691,000	1,302,268	0.8%
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.49	18,320,000	1,151,012	0.7%
Mainland Headwear Holdings	1100 HK	HK$2.23	3,992,000	1,138,882	0.7%
Asia Zirconium	395 HK	HK$0.97	8,632,000	1,084,665	0.6%
Jingwei Textile Machinery Co., Ltd	350 HK	HK$1.65	4,852,000	1,026,510	0.6%
China Rare Earth	769 HK	HK$0.50	15,284,000	979,863	0.6%
Leefung-Asco Printers Holdings Ltd	623 HK	HK$1.66	3,602,000	766,673	0.5%
Arcontech, Corp	8097 HK	HK$0.14	18,386,000	318,258	0.2%
Essex Bio-Technology Ltd	8151 HK	HK$0.09	24,278,166	272,384	0.2%
Taiwan 29.9%					
China Metal Products	1532 TT	NT$27.0	4,686,000	3,636,735	2.2%
Ho Tung Chemical, Corp	1714 TT	NT$14.1	8,620,904	3,481,566	2.1%
Chunghwa Telecom Co., Ltd	2412 TT	NT$51.5	2,146,000	3,176,746	1.9%
Synnex Technologies International, Corp	2347 TT	NT$41.0	2,682,400	3,161,207	1.8%
Merry Electronics	2439 TT	NT$37.8	2,690,400	2,923,171	1.7%
Taiwan Hon Chuan Enterprise	9939 TT	NT$46.4	2,136,000	2,848,819	1.7%
Ability Enterprise Corp	2374 TT	NT$26.4	3,642,000	2,763,691	1.6%
Polaris Securities Co., Ltd	6011 TT	NT$12.3	7,740,164	2,736,534	1.6%
Chicony Electronics Co., Ltd	2385 TT	NT$44.0	2,156,000	2,726,760	1.6%
Fubon Financial Holdings	2881 TT	NT$23.8	3,953,952	2,704,917	1.6%
Advantech Co., Ltd	2395 TT	NT$61.5	1,529,920	2,704,515	1.6%
Cheng Shin Rubber	2105 TT	NT$39.7	2,330,000	2,658,839	1.6%
Data Systems Consulting Co	2477 TT	NT$21.8	3,498,000	2,191,906	1.3%
Lite On Technology Corp	2346 TT	NT$31.0	2,450,000	2,183,099	1.3%
Sinopac Holdings Co	2890 TT	NT$10.9	6,746,745	2,104,118	1.3%
Taiwan Green Point Enterprises Co., Ltd	3007 TT	NT$46.3	1,435,000	1,909,758	1.1%
Tainan Enterprises	1473 TT	NT$38.8	1,546,000	1,724,196	1.0%
Eva Airways	2618 TT	NT$10.7	5,555,150	1,708,540	1.0%
Microlife Corp	4103 TT	NT$66.5	758,000	1,448,894	0.9%
Taiwan FamilyMart	5903 TT	NT$35.5	1,369,000	1,396,939	0.8%
B shares 2.9%					
Shanghai Friendship Group Co., Inc	900923 CH	US$0.77	4,003,437	3,090,653	1.8%
Luthai Textile Co., Ltd	200726 CH	HK$5.65	2,599,829	1,883,439	1.1%
New York 14.0%					
Sohu.com Inc	Sohu US	US$15.4	1,071,586	16,556,004	9.9%
Chinadotcom, Corp	China US	US$4.70	1,473,654	6,926,174	4.1%
Singapore 1.3%					
People's Food Holding	PFH SP	S$0.88	4,400,000	2,182,577	1.3%
Direct 6.7%					
A-S China Plumbing Products, Ltd			450	3,199,999	1.9%
Captive Finance Ltd			2,000,000	3,045,000	1.8%
Tomoike Industrial (H.K.) Ltd			825,000	2,350,780	1.4%
Moulin International Holdings, Ltd (2004 CB)			2,000,000	2,003,922	1.2%
Kowloon Development	34 HK		1,530,000	662,100	0.4%
Cash 1.3%					

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com